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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BURKE MILLS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

121362107
(CUSIP Number)

Ronald Alan Zlatniski - 1450 Raleigh Road, Ste 300 Chapel Hill, NC 27517  (919) 403-3018

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 121362107
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Ronald Alan Zlatniski
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: US
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 140,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 140,500
	10.	Shared Dispositive Power: 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,500
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 5.1%
	14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This filing relates to the common stock of Burke Mills, Inc.

Item 2. Identity and Background

This statement is filed on behalf of Mr. Ronald Alan Zlatniski, (“Mr. Zlatniski”) a United States citizen, residing at 731 Prince Rd., Greensboro, NC 27455. Mr. Zlatniski has been employed in the banking and securities industry for the past 16 years. He is currently employed with Franklin Street Partners, 1450 Raleigh Rd., Chapel Hill, NC 27517.

Mr. Zlatniski is also the sole officer and stockholder of two North Carolina Corporations, Carolina Tea Company and Carolina Chocolate, Ltd., both with the business address of 731 Prince Rd., Greensboro, NC27455. During the last five years, Mr. Zlatniski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the same past five years.

Mr. Zlatniski has also made 13D filings in the past with regards to Pyramid Oil Company (PYOL), Million Dollar Saloon (MLDS), Women’s Golf Unlimited (WGLF), St. Lawrence Seaway Corporation and actively manages his own personal investment portfolio.

Item 3. Source and Amount of Funds or Other Consideration

All purchases were made with personal funds held in a personal investment account and an IRA at a retail brokerage.

Item 4. Purpose of Transaction

Mr. Zlatniski invests in distressed and undiscovered companies with an interest in creating a dialog with management to achieve certain financial goals. His investment in Burke Mills is for investment purposes only. However, Mr. Zlatniski may at anytime purchase or sell shares in the open market or in privately negotiated transactions, make proposals to management or directly to shareholders in a proxy statement, seek representation on the Company’s Board of Directors, or, negotiate with the company for the sale of its assets or the outright sale of the company should such conditions warrant such actions.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current)

beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2:

5.1% based upon the 2,741,168 shares reported in the last available SEC Form 10Q filed by Burke Mills.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Mr. Zlatniski directly owns all 140,500 shares represented in this filing in a personal brokerage account.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d -191), whichever is less, by the persons named in response to paragraph (a):

This filing relates to 140,500 shares (5.09%) of Burke Mills Corporation Common Stock purchased in the open market at prices of between $0.58 and $1.06 from 05/22/06 through 05/31/06.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

NONE.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

NONE.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2006

/S/ Ronald Alan Zlatniski

Ronald Alan Zlatniski

Private Investor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)